Contact

www.linkedin.com/in/lubica
(LinkedIn)

Top Skills

Product Development
Global Sourcing
Trend Analysis

Lubica Hanacek

Co-founder and CEO at Azolla
Oakland, California, United States

Summary

We are at a tipping point. Our Planet suffers from overuse and abuse which threatens to destabilize humanity. Without an exponential leap in innovative solutions, the competing interests of economic growth and sustainability will only further lead to environmental degradation.

Astonishingly, Fashion is the second biggest polluter after the oil industry.

For many years I have been contributing to this heart-breaking trend while traveling around the globe exploring production opportunities as a Director of Global Sourcing and Product Development in apparel, textiles and home goods industries.

Today, I am committed to be a part of the solution by developing ground breaking technology to halt and reverse the path we are on. My passion to repair some of the damage lead me to create Azolla, where addressing climate crisis while maintaining economic growth is our North Star. We are mimicking nature's simple elegant way to make carbon negative materials in hope to inspire companies to eliminate environmentally destructive manufacturing of consumer goods, including textiles..
I am an innovator at heart, I bring creativity to everything I do, from tackling complex sourcing issues, to identifying new product opportunities to negotiating multi million dollar deals.

Experience

Azolla, Inc.

Co-founder and CEO
January 2020 - Present (6 years 4 months)
Oakland, CA

Azolla is a technology company that turns carbon dioxide into high-performance material for the future. Inspired by nature and created by biology, we build better products in better ways.

Cost Plus World Market
Product Development
February 2012 - July 2017 (5 years 6 months)
Alameda, CA

Managed Product Development process from trend research through production. Conducted market research to identify emerging trends and interpreting these to meet company strategies and match customer needs. Traveled internationally and domestically to trade shows and vendor factories.

Mervyns
Director of Product Design and Development
2001 - 2008 (7 years)
Hayward, CA

As a key member of leadership team I was accountable for delivering Private Label products that were consistent with design's aesthetic vision while keeping strong focus on meeting business requirements for margin.
I have developed and executed operational strategies for 15 Mervyns' private label brands to drive process from sampling through production.

Levi Strauss & Co.
7 years

Director of Global Sourcing
1996 - 2001 (5 years)
San Francisco Bay Area

Improved profitability of Levi's® and Dockers® tops categories by leveraging product across brands and building relationships with key suppliers while negotiating better pricing: increased overall gross margin by 4%.
Identified new sourcing opportunities and translated emerging global trends into executable strategies while working in partnership with internal and external stakeholders.
Expanded source base to enhance product assortment, drive cost reduction and improve supply chain efficiency. Aggressively led sourcing initiatives to meet business deliverables, including profitability, quality and speed to market.

Designer
1994 - 1996 (2 years)

Interpreted international and domestic fashion trends as they relate to a specific market demands, company image and business strategy.

Identified new opportunities for growth by introducing new product categories to expand already established assortment.

Facilitated seasonal product review presentation to business partners and senior management.

Managed design process from conception to final approval.

FIDM
Director of Fashion Design
1993 - 1994 (1 year)

Education

Kent State University
BA, Fashion Design